

April 1, 2024

David Rosen
Managing Partner
Rubric Capital Master Fund LP
155 East 44th Street
New York, New York 10017

      Re: Rubric Capital Master Fund LP
          Xperi Inc.
          PRRN14A filed by Rubric Capital Management LP et al.
          Filed March 26, 2024
          File No. 001-41486

Dear David Rosen:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your filing.

Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A

Background of the Solicitation, page 5

1. The Company's preliminary proxy statement filed on March 25, 2024 (page 50) indicates that representatives of Rubric Capital had been in contact with Mr. Lacey and other members of management of then Xperi Holding Corporation as early as February 2015. Please revise your disclosure to describe these interactions or tell us why you do not believe such disclosure is material to shareholders.

2. Refer to your description of the call between Rubric Capital representatives and members of Company management on January 21, 2024 (which the Company's preliminary proxy statement discloses as taking place on January 22), in which Rubric Capital's representatives conveyed "Rubric Capital's intention to nominate Deborah S. Conrad and

Mr. Lacey for election to the Board at the Annual Meeting." However, the Company's preliminary proxy statement filed on March 25, 2024 (page 50), states that Rubric's representatives "told the representatives of Xperi that Rubric wanted the Company to commit to replacing half of its independent directors by the end of the week," and that "Rubric demanded that Mr. Lacey immediately be named Chair of the Board." Please advise or revise.

3.   The Company's preliminary proxy statement filed on March 25, 2024 (page 52) states that during his interview with members of the Company's Board on February 19, 2024, Mr. Lacey stated that "the Board should just add the Rubric Nominees and increase the size of the Board from five to seven members and move on." We also note that the Company's preliminary proxy statement describes a meeting and a call between Mr. Lacey and Messrs. Kirchner and Seams that took place on February 26 and 27, respectively. Please revise to address these interactions, or advise.

Reasons for the Solicitation, page 11

4.   We note your response to prior comment 1. Please supplementally provide us with the year-end and quarterly reports cited in footnote 8 of your revised disclosure.

Quorum; broker non-votes; discretionary voting, page 27

5.   Refer to comment 8 in our prior letter and your response. You continue to include language in your proxy statement indicating that a shareholder might not receive proxy materials from the Company. Please revise, or address further in your response how this could occur, given the Company's obligations under state law.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-551-3263.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers & Acquisitions